EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-192761) on Form S-3 of Rockwell Collins, Inc. of our report dated April 3, 2013, except for Note 27, as to which the date is October 4, 2013, with respect to the consolidated balance sheet of ARINC Incorporated and subsidiaries as of December 31, 2012 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2012, and to the reference to our firm under the heading "Experts" in the related prospectus.

/s/ KPMG LLP

McLean, VA

December 11, 2013